Contact

www.linkedin.com/in/chris-roth-18a821181 (LinkedIn)

Top Skills

Equity Research
E-commerce
Sales

Chris Roth

Founder/CEO at Highline Wellness
New York City Metropolitan Area

Experience

Highline Wellness
CEO
January 2019 - Present (4 years)

Cowen Inc.
Director
September 2016 - October 2018 (2 years 2 months)
Greater New York City Area

Institutional Equity Research Sales: E-Commerce, Internet, Consumer,
Cannabis

Cowen Inc.
4 years

Vice President
2015 - 2016 (1 year)

Associate
September 2014 - 2015 (1 year)

Analyst
September 2012 - December 2014 (2 years 4 months)

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Education

Siena College
Bachelor's degree, Finance, General · (2008 - 2012)